FILED BY HILLTOP HOLDINGS INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: SWS GROUP, INC.
COMMISSION FILE NO. 000-19483

The below communication was distributed to First Southwest employees on May 19, 2014.

SWS-Hilltop Transaction Update to Employees

To: All Employees

From: Hill Feinberg

Date: May 19th, 2014

RE: SWS-Hilltop Transaction Update

Dear First Southwest Employee,

I am writing to update you on the progress of our pending merger with Southwest Securities. Since announcing the deal, we have been working with SWS towards closing the transaction and developing a plan to create the leading Texas-based broker-dealer and 4th largest Texas-based bank by deposit market share.

The process to closing the transaction is expected to take several months and will consist of significant milestones. We recently filed our regulatory application. Later this month, we expect to jointly file the Form S-4/Proxy, which will need to clear comments by the SEC to become effective. The Form S-4/Proxy will contain detailed descriptions of the SWS shareholders meeting, the merger, certain documents associated with the merger and other related matters. Once effective, we will set a meeting date for SWS shareholders to vote on approval of the transaction, which we expect to occur in the third calendar quarter of this year. Following SWS shareholder approval, we will need to obtain regulatory approval to close the transaction, which we expect in the fourth calendar quarter of this year.

The combination of these firms will be a significant undertaking, and our goal is to efficiently integrate the businesses through the support of our collective organizations. We have established an Integration Committee (the “Committee”) to drive the process and facilitate decision-making. The Committee will be chaired by Jeremy Ford, President and CEO of Hilltop, and will have equal representation from SWS and First Southwest. The Committee will serve as a true working group that will draw from employees within both organizations to fulfill integration work streams. The mandate of the Committee is to maintain a thoughtful process that will result in a stronger and better positioned combined company.

I know that there are many questions surrounding how this merger will impact the way in which you serve your customers, as well as how this will affect you personally. In an effort to answer as many of these questions as possible, we have set up an email address (merger@firstsw.com) and phone number (214-525-9020) as a point of contact. Additionally, we will post a list of Frequently Asked Questions (FAQs) to the First Southwest intranet that we will update regularly. I will do my best to communicate with you often, especially when we accomplish the major milestones of this transaction.

We are excited about the positive impact combining our businesses and cultures will have on our shareholders, clients and you, our valued employees. While the timeline to close is a long process, we will remain thoughtful and diligent in our approach. In the meantime, we all need to remain focused on achieving our goals and serving our clients with the same passion and responsiveness that they have come to expect from First Southwest. As always, I thank you for your continued hard work and dedication.

Sincerely,

Hill Feinberg

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Hilltop will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus of SWS and Hilltop, and SWS and Hilltop will each file other documents with respect to the proposed transaction and a definitive proxy statement/prospectus will be mailed to shareholders of SWS. Investors and security holders of SWS are urged to read the proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and security holders of SWS will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by SWS or Hilltop through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SWS will be available free of charge on SWS’s internet website at www.swst.com or by contacting SWS’s Investor Relations Department at (214) 859-1800. Copies of the documents filed with the SEC by Hilltop will be available free of charge on Hilltop’s internet website at www.hilltop-holdings.com or by contacting Hilltop’s Investor Relations Department at (214) 252-4029.

SWS, Hilltop, their respective directors and certain of their executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SWS is set forth in its Annual Report on Form 10-K for the year ended June 30, 2013, which was filed with the SEC on September 6, 2013, its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on October 3, 2013, and its Current Reports on Form 8-K, which were filed with the SEC on September 17, 2013 and October 1, 2013. Information about the directors and executive officers of Hilltop is set forth in its most recent proxy statement, which was filed with the SEC on May 2, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

HILLTOP CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Hilltop’s actual results, performance or achievements to be materially different from any expected future results, performance or achievements. Forward-looking statements speak only as of the date they are made and, except as required by law, Hilltop does not assume any duty to update forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, our plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the merger with SWS does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing that are not received or satisfied on a timely basis or at all; (ii) changes in Hilltop’s stock price before closing, including as a result of SWS’s earnings, broader market movements, and the performance of financial companies and peer group companies; (iii) risks associated with merger and acquisition integration; (iv) our ability to estimate loan losses; (v) changes in the default rate of our loans; (vi) risks associated with concentration in real estate related loans; (vii) our ability to obtain reimbursements for losses on acquired loans under loss-share agreements with the Federal Deposit Insurance Corporation; (viii) changes in general economic, market and business conditions in areas or markets where we compete; (ix) severe catastrophic events in our geographic area; (x) changes in the interest rate environment; (xi) cost and availability of capital; (xii) changes in state and federal laws, regulations or policies affecting one or more of our business segments, including changes in regulatory fees, deposit insurance premiums, capital requirements and the Dodd-Frank Wall Street Reform and Consumer Protection Act; (xiii) our ability to use net operating loss carry forwards to reduce future tax payments; (xiv) approval of new, or changes in, accounting policies and practices; (xv) changes in key management; (xvi) competition in our banking, mortgage origination, financial advisory and insurance segments from other banks and financial institutions, as well as insurance companies, mortgage bankers, investment banking and financial advisory firms, asset-based non-bank lenders and government agencies; (xvii) failure of our insurance segment reinsurers to pay obligations under reinsurance contracts; (xviii) our ability to use excess cash in an effective manner, including the execution of successful acquisitions; and (xix) our participation in governmental programs, including the Small Business Lending Fund. For more information, see the risk factors described in the Annual Report on Form 10-K for the year ended December 31, 2013 and other reports filed with the Securities and Exchange Commission.